LINUX GOLD CORP.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.linuxgoldcorp.com

N E W S R E L E A S E

Linux Gold Corp.
(the “Company”)
Linux Gold Corp.: OTC BB: LNXGF

LINUX GOLD CORP. COMPLETES $565,000 PRIVATE
PLACEMENT AT $0.20 PER UNIT

For Immediate Release: June 1, 2007, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) announced today that the Company has completed a private placement of common stock and warrants raising gross proceeds of $565,000. The Company issued 2,825,000 units, consisting of one share of restricted common stock of Linux Gold Corp. and one warrant for every two shares purchased, exercisable at either $0.25 in the first year or $0.30 in the second year.

The Company’s President, John Robertson, through affiliated companies, invested approximately $500,000 in the offering. In addition, companies affiliated with Mr. Robertson acquired an additional 100,000 shares of the Company’s common stock via open market purchases during the past 30 days.

“I believe the current valuation of the Company does not fairly reflect our mining prospects,” said Mr. Robertson. “It is for this reason that I have elected to increase my ownership position in the Company.”

Mr. Robertson, either directly or through affiliated companies, owns in excess of 10 million shares of Linux Gold’s common stock.

ABOUT LINUX GOLD CORP:
In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska and has increased the claim position to 284 claims or 68 square-miles. A drilling program on the Granite Mountain Property has been completed, testing four separate mineralized zones, in September 2006.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims.

For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President
Contact: John Robertson
Tel. 800-665-4616

Forward-Looking Statements

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.